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                                                                    Exhibit 23.1

            Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-00000) pertaining to the TLC Vision Corporation Amended and Restated Share Option Plan of our report dated March 10, 2006 (except for Notes 3 and 16, as to which the date is August 22, 2006), with respect to the consolidated financial statements and schedule of TLC Vision Corporation, and our report dated March 10, 2006, with respect to TLC Vision Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of TLC Vision Corporation, included in its Annual Report (Form 10-K/A) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.


/s/ Ernst & Young LLP

St. Louis, Missouri
August 30, 2006